Mail Stop 3720

October 3, 2006

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re: American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-14195**

Dear Mr. Singer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director